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                              September 30, 2021

       George Schultze
       Chief Executive Officer
       Schultze Special Purpose Acquisition Corp. II
       800 Westchester Avenue, Suite S-632
       Rye Brook, NY 10573

                                                        Re: Schultze Special
Purpose Acquisition Corp. II
                                                            Amended
Registration Statement on Form S-1
                                                            Filed September 22,
2021
                                                            File No. 333-254018

       Dear Mr. Schultze:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Registration Statement on Form S-1 filed September 22, 2021

       General

   1. We note the disclosure on the cover page that up to 11 anchor investors will purchase up to 99.1% of this
offering. Please disclose throughout the potential material impact on the public investors due to
the significant amount of the offering being purchased by the anchor investors.
Additionally, please tell us whether the limited number of public investors would impact
the company   s listing eligibility. Please revise the summary to
                                                        further clarify the
potential impact such purchases could have upon liquidity.
 George Schultze
FirstName LastNameGeorge   Schultze Corp. II
Schultze Special Purpose Acquisition
Comapany 30,
September  NameSchultze
               2021      Special Purpose Acquisition Corp. II
September
Page 2     30, 2021 Page 2
FirstName LastName
Report of Independent Registered Public Accounting Firm, page F-2

2. We noted several changes in your audited financial statements, including that you have retroactively restated your financial statements to reflect the share cancellations on July
         27, 2021 and September 20, 2021. Please tell us how your auditors determined it was not necessary to update the date of their audit opinion.
        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or James Lopez at 202-551-3536 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Jason Simon